UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

SUPPLEMENTAL DATA FOR THE FINANCIAL RESULTS FOR FISCAL YEAR ENDED MARCH 31, 2009

On May 13, 2009, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded information as to the registrant’s financial condition and results of operations at and for the fiscal year ended March 31, 2009. Attached hereto is a copy of supplemental data relating to the press release filed with the Securities and Exchange Commission on May 13, 2009, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2010. The consolidated financial information of the registrant and that of its subsidiary, NTT DoCoMo Inc., included in the supplemental data were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant, that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, and that of its subsidiary NTT DATA CORPORATION, included in the supplementary data were prepared on the basis of accounting principles generally accepted in Japan. The financial results for the fiscal year ended March 31, 2009 are currently being audited and the actual results could differ materially from those set forth in the press release.

The earnings projections of the registrant and its subsidiaries for the fiscal year ending March 31, 2010 included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager Finance and Accounting Department

Date: May 13, 2009

May 13, 2009

Nippon Telegraph and Telephone Corporation

Supplementary Data for

Annual Results for Fiscal Year Ended March 31, 2009

Contents

		Pages
1.	Number of Subscribers	1

2.	Number of Employees	2

3.	Capital Investment	2

4.	Financial Results and Projections	3-5

5.	Average Monthly Revenue per Unit (ARPU)	6

6.	Interest-Bearing Liabilities (Consolidated)	7

7.	Indices (Consolidated)	7

	(Quarterly Financial Results for the Fiscal Year Ended March 31, 2009)	8-10

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

1.	Number of Subscribers

	(Thousands)
	A	B		C
	As of	As of		As of
	Mar. 31, 2008	Mar. 31, 2009		Mar. 31, 2010 (Forecast)
			Change		Change
			B-A		C-B
Telephone Subscriber Line	39,620	36,361	(3,259)	33,153	(3,208)
NTT East	19,566	17,983	(1,583)	16,503	(1,480)
NTT West	20,054	18,378	(1,676)	16,650	(1,728)
INS-Net	6,414	5,724	(689)	5,122	(602)
NTT East	3,339	2,984	(355)	2,664	(320)
NTT West	3,075	2,740	(334)	2,458	(282)
INS-Net 64	5,871	5,234	(637)	4,675	(559)
NTT East	2,993	2,669	(324)	2,371	(298)
NTT West	2,878	2,565	(314)	2,303	(261)
INS-Net 1500	54	49	(5)	45	(4)
NTT East	35	31	(3)	29	(2)
NTT West	20	18	(2)	15	(2)
Telephone Subscriber Line + INS-Net	46,034	42,085	(3,949)	38,275	(3,810)
NTT East	22,904	20,966	(1,938)	19,166	(1,800)
NTT West	23,129	21,118	(2,011)	19,108	(2,010)
FLET’S ISDN	383	304	(79)	253	(51)
NTT East	198	154	(44)	125	(30)
NTT West	185	150	(36)	128	(21)
FLET’S ADSL	4,656	3,992	(664)	3,474	(518)
NTT East	2,410	2,058	(352)	1,788	(270)
NTT West	2,246	1,934	(312)	1,686	(248)
FLET’S Hikari	8,777	11,134	2,357	13,634	2,500
NTT East	4,963	6,291	1,328	7,691	1,400
NTT West	3,815	4,843	1,029	5,943	1,100
Optical IP Phone Services (“Hikari Phone”)	5,725	8,011	2,285	10,311	2,300
NTT East	3,065	4,248	1,183	5,448	1,200
NTT West	2,661	3,762	1,102	4,862	1,100
Conventional Leased Circuit	347	320	(27)	297	(23)
NTT East	175	161	(14)	150	(11)
NTT West	172	160	(12)	148	(12)
High Speed Digital	238	212	(26)	193	(19)
NTT East	129	114	(15)	106	(8)
NTT West	109	98	(10)	88	(10)
NTT Group Major ISPs	9,814	10,607	792	11,200	593
OCN*	6,830	7,367	537	7,800	433
Plala*	2,644	2,896	252	3,000	104
Mobile	53,388	54,601	1,213	55,760	1,160
FOMA*	43,949	49,040	5,091	52,980	3,940
i-mode	47,993	48,474	481	48,850	380
FOMA*	41,213	44,853	3,640	47,350	2,500

Notes :	1	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).
	2	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).
	3	Number of FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT West.
	4	Number of Optical IP Phone Services is calculated by number of thousand channels.
	5	NTT Group Major ISPs includes WAKWAK and InfoSphere, in addition to OCN and Plala.
	6	Number of communication module service subscribers is included in the number of mobile subscribers. Communication module service subscribers were 1,527,000 as of Mar. 31, 2009, and are forecasted to be 1,610,000 as of Mar. 31, 2010.
	7	Changes in number of mobile (FOMA is included) and i-mode subscribers as of Mar. 31, 2010 (Forecast) are forecasted net-increases.
	8	From March 3, 2008 onward, another FOMA subscription is a prerequisite for the application of 2 in 1 principle, and those FOMA subscriptions are included in the number of mobile (FOMA is included) subscribers.

	*	Partial listing only.

2.	Number of Employees

	(Person)
	A	B		C
	As of	As of		As of
	Mar. 31, 2008	Mar. 31, 2009		Mar. 31, 2010 (Forecast)
			Change		Change
			B-A		C-B
NTT Consolidated	193,850	196,300	2,450	194,200	(2,100)

Core Group Companies
NTT (Holding)	2,900	2,900	0	2,900	0
NTT East	5,850	5,750	(100)	5,700	(50)
NTT West	5,800	5,700	(100)	5,650	(50)
NTT Communications	8,550	8,350	(200)	8,300	(50)
NTT DATA (Consolidated)	23,100	31,750	8,650	33,400	1,650
NTT DOCOMO (Consolidated)	22,100	21,850	(250)	22,200	350

(Reference) Outsourcing Companies
East Outsourcing Companies	43,250	40,100	(3,150)	37,600	(2,500)
West Outsourcing Companies	47,800	43,500	(4,300)	40,050	(3,450)

Notes :	1	Figures for NTT Consolidated do not include the number of employees who retired or will retire at the end of a fiscal year and who were rehired or will be rehired at the beginning of the next fiscal year.
	2	Figures for East Outsourcing Companies include the consolidated prefectural outsourcing companies (incl. NTT EAST-TOKYOMINAMI), NTT-ME and NTT EAST SOLUTIONS, while figures for West Outsourcing Companies include the consolidated regional outsourcing companies (incl. NTT WEST-KANSAI), NTT MARKETING ACT (outsourcing company in the management and marketing field), NTT NEOMEIT (outsourcing company in the facilities and equipment field) and NTT WEST-HOMETECHNO. Figures for those companies include the number of employees who retired or will retire at the end of a fiscal year and who were rehired or will be rehired at the beginning of next fiscal year, as described below:
		–	As of Mar. 31, 2008 (East Outsourcing Companies: 1,400 employees; West Outsourcing Companies: 1,600 employees)
		–	As of Mar. 31, 2009 (East Outsourcing Companies: 1,100 employees; West Outsourcing Companies: 1,150 employees)
		–	As of Mar. 31, 2010 (Forecast) (East Outsourcing Companies: 850 employees; West Outsourcing Companies: 1,150 employees)
	3	For the number of employees of outsourcing companies, we previously disclosed the number of employees of the NTT East and NTT West outsourcing companies that commenced operations in May 2002 pursuant to the NTT Group Structural Reform (publicly released on Nov. 22, 2001), the total number of employees from the consolidated prefectural companies and the companies in the administrative field, for the number of employees of East Outsourcing Companies, and the total number of employees from the consolidated regional outsourcing companies and the companies in the management and marketing field, the facilities and equipment field and the administrative field, for the number of employees of West Outsourcing Companies. However, due to the fact that companies other than these outsourcing companies have been providing outsourcing services, we have revised the scope of the number of employees of outsourcing companies as of the six months ended Sep. 30, 2008.

3.	Capital Investment

	(Billions of yen)
	A	B		C
	Year Ended	Year Ended		Year Ending
	Mar. 31, 2008	Mar. 31, 2009		Mar. 31, 2010 (Forecast)
			Change		Change
			B-A		C-B
NTT Consolidated	2,128.9	2,145.1	16.2	2,020.0	(125.1)

Core Group Companies
NTT (Holding)	50.3	45.0	(5.2)	41.0	(4.0)
NTT East	449.1	469.0	19.9	460.0	(9.0)
NTT West	374.4	378.2	3.8	405.0	26.8
NTT Communications	108.1	112.8	4.7	108.0	(4.8)
NTT DATA (Consolidated)	176.8	180.0	3.2	144.0	(36.0)
NTT DOCOMO (Consolidated)	758.7	737.6	(21.1)	690.0	(47.6)

Details of Capital Investment
NTT (Holding)	50.3	45.0	(5.2)	41.0	(4.0)
R&D Facilities	46.4	40.6	(5.8)	37.0	(3.6)
Joint Facilities	3.8	4.3	0.5	4.0	(0.3)
NTT East	449.1	469.0	19.9	460.0	(9.0)
Expansion and Improvement	421.7	439.8	18.1	431.0	(8.8)
Voice Transmission	145.9	150.6	4.6	160.0	9.4
Data Transmission	46.9	65.5	18.5	70.0	4.5
Leased Circuit	228.7	223.6	(5.1)	200.0	(23.6)
Telegraph	0.0	0.0	0.0	1.0	1.0
R&D Facilities	3.1	2.6	(0.4)	3.0	0.4
Joint Facilities	24.2	26.5	2.2	26.0	(0.5)
NTT West	374.4	378.2	3.8	405.0	26.8
Expansion and Improvement	354.9	361.1	6.1	391.0	29.9
Voice Transmission	168.0	160.6	(7.4)	189.0	28.4
Data Transmission	27.5	46.5	18.9	50.0	3.5
Leased Circuit	159.2	153.8	(5.3)	151.0	(2.8)
Telegraph	0.0	0.0	0.0	1.0	1.0
R&D Facilities	1.3	1.3	(0.0)	2.0	0.7
Joint Facilities	18.1	15.7	(2.3)	12.0	(3.7)
NTT Communications	108.1	112.8	4.7	108.0	(4.8)
Expansion and Improvement	72.8	72.2	(0.5)	74.0	1.8
Voice Transmission	51.4	49.5	(1.8)	51.0	1.5
Data Transmission	17.4	18.0	0.6	19.0	1.0
Leased Circuit	3.9	4.6	0.6	4.0	(0.6)
R&D Facilities	0.2	1.0	0.7	1.0	0.0
Joint Facilities	35.0	39.5	4.5	33.0	(6.5)

Optical Access Network Investment
NTT East	193.0	196.0	3.0	Approx. 180.0	(16.0)
coverage rate (%)	91%	91%		93%
NTT West	135.0	120.0	(15.0)	Approx. 120.0	0.0
coverage rate (%)	88%	89%		89%

Note : Figures for NTT East and NTT West include figures for Optical Access Network Investment.

4.	Financial Results and Projections (NTT Consolidated, NTT (Holding))

	(Billions of yen)
	A Year Ended Mar. 31, 2008	B Year Ended Mar. 31, 2009		C Year Ending Mar. 31, 2010 (Forecast)
			Change		Change
			B-A		C-B
NTT Consolidated (US GAAP)
Operating Revenues	10,680.9	10,416.3	(264.6)	10,300.0	(116.3)
Fixed Voice Related Services	2,831.1	2,581.0	(250.1)	—	—
Mobile Voice Related Services	2,739.8	2,283.9	(455.9)	—	—
IP/Packet Communications Services	2,567.4	2,898.0	330.5	—	—
Sales of Telecommunications Equipment	653.5	709.6	56.1	—	—
System Integration	1,157.0	1,211.7	54.7	—	—
Other	732.0	732.1	0.1	—	—
Operating Expenses	9,376.3	9,306.6	(69.7)	9,190.0	(116.6)
Cost of Services (exclusive of items shown separately below)	2,419.1	2,436.2	17.1	—	—
Cost of Equipment Sold (exclusive of items shown separately below)	1,262.8	936.1	(326.6)	—	—
Cost of Systems Integration (exclusive of items shown separately below)	794.9	788.3	(6.6)	—	—
Depreciation and Amortization	2,161.9	2,139.2	(22.7)	—	—
Impairment Loss	5.0	4.3	(0.7)	—	—
Selling, General and Administrative Expenses	3,047.2	2,993.2	(54.1)	—	—
Write-Down of Goodwill and Other Intangible Assets	2.9	9.2	6.3	—	—
Gain on Transfer of the Substitutional Portion of the Employee Pension Fund	(317.6)	—	317.6	—	—
Operating Income	1,304.6	1,109.8	(194.9)	1,110.0	0.2
Income Before Income Taxes	1,322.3	1,105.2	(217.1)	1,080.0	(25.2)
Net Income	635.2	538.7	(96.5)	460.0	(78.7)
Details of “Cost of Services,” “Cost of Equipment Sold,” “Cost of Systems Integration” and “Selling, General and Administrative Expenses”
Personnel	2,037.3	1,971.3	(66.0)	—	—
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	5,049.4	4,778.8	(270.6)	—	—
Loss on Disposal of Property, Plant and Equipment	208.4	178.3	(30.1)	—	—
Other Expenses	229.0	225.4	(3.6)	—	—
Total	7,524.0	7,153.8	(370.2)	—	—

NTT (Holding) (JPN GAAP)
Operating Revenues	375.7	363.7	(12.0)	383.0	19.2
Operating Expenses	165.8	170.4	4.5	170.0	(0.4)
Operating Income	209.9	193.3	(16.6)	213.0	19.6
Non-Operating Revenues	58.5	49.9	(8.6)	48.0	(1.9)
Non-Operating Expenses	50.8	46.8	(4.0)	45.0	(1.8)
Recurring Profit	217.7	196.4	(21.2)	216.0	19.5
Net Income	195.8	195.9	0.1	216.0	20.0

Note :	For NTT’s consolidated “Net Income” (US GAAP) in the financial results forecasts for the fiscal year ending Mar. 31, 2010, the “Net Income Attributable to the Parent” after the application of the Statement of Financial Accounting Standards No. 160 (“SFAS 160”), “Non controlling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51” is presented for the purpose of comparison with the previous results.

4.	Financial Results and Projections (NTT East, NTT West)

	(Billions of yen)
	A	B		C
	Year Ended Mar. 31, 2008	Year Ended Mar. 31, 2009		Year Ending Mar. 31, 2010 (Forecast)
			Change		Change
			B-A		C-B
NTT East (JPN GAAP)
Operating Revenues	2,002.7	1,952.9	(49.7)	1,925.0	(27.9)
Voice Transmission Services (excluding IP)	1,031.9	911.2	(120.7)	818.0	(93.2)
IP Services	462.6	563.9	101.2	654.0	90.0
Leased Circuit (excluding IP)	180.8	169.3	(11.4)	157.0	(12.3)
Telegraph	24.2	22.2	(1.9)	20.0	(2.2)
Other	169.2	159.0	(10.2)	276.0	(10.2)
Supplementary Business	133.8	127.2	(6.6)
Operating Expenses	1,957.7	1,916.2	(41.4)	1,885.0	(31.2)
Personnel	109.9	116.0	6.0	128.0	11.9
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,311.6	1,268.5	(43.1)	1,238.0	(30.5)
Depreciation and Amortization	422.5	416.5	(6.0)	400.0	(16.5)
Loss on Disposal of Property, Plant and Equipment	37.3	39.8	2.4	45.0	5.1
Taxes and Public Dues	76.1	75.3	(0.8)	74.0	(1.3)
Operating Income	44.9	36.6	(8.2)	40.0	3.3
Non-Operating Revenues	66.1	69.2	3.0	56.0	(13.2)
Non-Operating Expenses	43.7	40.5	(3.1)	36.0	(4.5)
Recurring Profit	67.4	65.3	(2.0)	60.0	(5.3)
Net Income	96.8	77.5	(19.3)	39.0	(38.5)

NTT West (JPN GAAP)
Operating Revenues	1,901.2	1,824.3	(76.9)	1,779.0	(45.3)
Voice Transmission Services (excluding IP)	1,016.6	896.4	(120.2)	795.0	(101.4)
IP Services	385.8	460.4	74.5	532.0	71.5
Leased Circuit (excluding IP)	158.2	149.1	(9.1)	141.0	(8.1)
Telegraph	27.2	25.7	(1.4)	24.0	(1.7)
Other	147.6	138.2	(9.3)	287.0	(5.5)
Supplementary Business	165.5	154.3	(11.2)
Operating Expenses	1,887.3	1,816.5	(70.7)	1,774.0	(42.5)
Personnel	106.1	115.6	9.4	127.0	11.3
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,242.3	1,183.7	(58.6)	1,158.0	(25.7)
Depreciation and Amortization	423.6	405.0	(18.5)	381.0	(24.0)
Loss on Disposal of Property, Plant and Equipment	43.9	42.9	(0.9)	40.0	(2.9)
Taxes and Public Dues	71.2	69.2	(2.0)	68.0	(1.2)
Operating Income	13.9	7.7	(6.1)	5.0	(2.7)
Non-Operating Revenues	59.4	52.1	(7.3)	45.0	(7.1)
Non-Operating Expenses	48.5	40.3	(8.1)	40.0	(0.3)
Recurring Profit	24.8	19.5	(5.3)	10.0	(9.5)
Net Income	(37.7)	15.4	53.1	7.0	(8.4)

Notes:

1  Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the fiscal year ended Mar. 31, 2009 include monthly charges, call charges and interconnection charges of 619.8 billion yen, 100.8 billion yen and 118.0 billion yen for NTT East, and 605.6 billion yen, 92.2 billion yen and 130.6 billion yen for NTT West, respectively.

2  Operating Revenues from IP Services of NTT East and NTT West for the fiscal year ended Mar. 31, 2009 include FLET’S Hikari and Optical IP telephone (Hikari Phone) (including monthly charges, call charges and connection device charges) of 294.5 billion yen and 82.7 billion yen for NTT East, and 228.9 billion yen and 66.0 billion yen for NTT West, respectively.

-   FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT West.

4.	Financial Results and Projections (NTT Communications, NTT DATA, NTT DOCOMO)

	(Billions of yen)
	A Year Ended Mar. 31, 2008	B Year Ended Mar. 31, 2009		C Year Ending Mar. 31, 2010 (Forecast)
			Change		Change
			B-A		C-B
NTT Communications (JPN GAAP)
Operating Revenues	1,154.5	1,127.1	(27.3)	1,082.0	(45.1)
Voice Transmission Services (excluding IP)	450.3	413.8	(36.5)	374.0	(39.8)
IP Services	334.1	354.0	19.8	373.0	18.9
Data Transmission Services (excluding IP)	147.6	133.2	(14.3)	117.0	(16.2)
Leased Circuit*	102.5	95.9	(6.5)	85.0	(10.9)
Solutions Business	192.9	197.0	4.1	190.0	(7.0)
Other	29.4	28.9	(0.4)	28.0	(0.9)
Operating Expenses	1,049.7	1,026.3	(23.4)	992.0	(34.3)
Personnel	93.4	93.9	0.4	95.0	1.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	497.1	510.0	12.9	756.0	(34.1)
Communication Network Charges	303.7	280.0	(23.6)
Depreciation and Amortization	122.7	121.1	(1.6)	117.0	(4.1)
Loss on Disposal of Property, Plant and Equipment	20.7	9.5	(11.1)	12.0	2.4
Taxes and Public Dues	12.0	11.6	(0.3)	12.0	0.3
Operating Income	104.7	100.8	(3.8)	90.0	(10.8)
Non-Operating Revenues	35.1	32.3	(2.7)	21.0	(11.3)
Non-Operating Expenses	27.8	19.6	(8.1)	16.0	(3.6)
Recurring Profit	112.0	113.5	1.5	95.0	(18.5)
Net Income	62.7	89.0	26.2	56.0	(33.0)

NTT DATA Consolidated (JPN GAAP)
Operating Revenues	1,074.4	1,139.0	64.6	1,170.0	30.9
Systems Integration	834.9	889.0	54.1	916.0	26.9
Network System Services	75.5	78.2	2.7	80.0	1.7
Others	269.4	266.2	(3.1)	268.0	1.7
Elimination or Corporate	(105.4)	(94.4)	10.9	(94.0)	0.4
Cost of Sales	813.3	861.9	48.5	884.0	22.0
Gross Profit	261.0	277.1	16.0	286.0	8.8
Selling and General Expense	165.1	178.6	13.4	196.0	17.3
Operating Income	95.9	98.5	2.6	90.0	(8.5)
Non-Operating Income (loss)	(1.5)	(2.9)	(1.4)	(4.0)	(1.0)
Recurring Profit	94.3	95.5	1.2	86.0	(9.5)
Net Income	30.4	48.3	17.9	47.0	(1.3)

NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	4,711.8	4,448.0	(263.8)	4,382.0	(66.0)
Wireless Services	4,165.2	3,841.1	(324.2)	3,718.0	(123.1)
Mobile Services	4,019.0	3,661.3	(357.7)	3,449.0	(212.3)
Voice	2,645.1	2,149.6	(495.5)	1,885.0	(264.6)
Packet Communications	1,373.9	1,511.7	137.8	1,564.0	52.3
PHS Services revenue	9.5	—	(9.5)	—	—
Other revenues	136.8	179.8	43.0	269.0	89.2
Equipment sales	546.6	606.9	60.3	664.0	57.1
Operating Expenses	3,903.5	3,617.0	(286.5)	3,552.0	(65.0)
Personnel	233.4	254.1	20.7	263.0	8.9
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	2,434.4	2,133.6	(300.8)	2,193.0	59.4
Depreciation and Amortization	776.4	804.2	27.7	710.0	(94.2)
Loss on Disposal of Property, Plant and Equipment	75.4	69.7	(5.7)	45.0	(24.7)
Communication Network Charges	345.1	316.7	(28.4)	302.0	(14.7)
Taxes and Public Dues	38.8	38.7	(0.0)	39.0	0.3
Operating Income	808.3	831.0	22.6	830.0	(1.0)
Non-Operating Income (loss)	(7.6)	(50.5)	(42.9)	2.0	52.5
Income before Tax	800.7	780.5	(20.2)	832.0	51.5
Net Income	491.2	471.9	(19.3)	493.0	21.1

Notes:	1	Operating Revenues from Voice Transmission Services (excluding IP) of NTT Communications for the fiscal year ended Mar. 31, 2009 include revenues from telephone subscriber lines (221.6 billion yen). Operating Revenues from IP Services include revenues from OCN (157.0 billion yen), IP-VPN (77.9 billion yen) and e-VLAN (55.6 billion yen). Operating Revenues from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (7.8 billion yen), and Operating Revenues from Leased Circuit include conventional leased circuits (5.8 billion yen) and high-speed digital (42.2 billion yen).
	2	PHS (personal handy-phone) service was terminated on Jan. 7, 2008.
	3	For NTT DOCOMO’s consolidated “Net Income” (US GAAP) in the financial results forecasts for the fiscal year ending Mar. 31, 2010, the “Net Income Attributable to the Parent” after the application of the Statement of Financial Accounting Standards No. 160 (“SFAS 160”), “Non controlling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51” is presented for the purpose of comparison with the previous results.

	*	Partial listing only.

5.	Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of active subscribers to the relevant services.

In the case of our mobile business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Mobile (mova) services and revenues from Mobile (FOMA) services, which are incurred consistently each month (i.e., basic monthly charges and voice/packet transmission charges), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges.

We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

	(Yen)

	Three Months Ended Jun. 30, 2008 (From Apr. to Jun., 2008)	Three Months Ended Sept. 30, 2008 (From Jul. to Sept., 2008)	Three Months Ended Dec. 31, 2008 (From Oct. to Dec., 2008)	Three Months Ended Mar. 31, 2009 (From Jan. to Mar., 2009)	Year Ended Mar. 31, 2008	Year Ended Mar. 31, 2009	Year Ending Mar. 31, 2010 (forecast)
NTT East
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	3,060	3,050	3,050	3,010	3,110	3,050	3,020
Telephone Subscriber Lines ARPU	2,680	2,670	2,670	2,640	2,720	2,670	2,640
INS-NET Subscriber Lines ARPU	5,340	5,320	5,320	5,250	5,390	5,310	5,290
FLET’S Hikari ARPU	5,440	5,550	5,600	5,610	5,310	5,550	5,660
NTT West
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,920	2,920	2,910	2,870	2,960	2,900	2,850
Telephone Subscriber Lines ARPU	2,580	2,580	2,580	2,540	2,610	2,570	2,520
INS-NET Subscriber Lines ARPU	5,150	5,130	5,130	5,060	5,220	5,120	5,030
FLET’S Hikari ARPU	5,550	5,600	5,640	5,660	5,460	5,620	5,740
NTT DOCOMO
Mobile Aggregate ARPU (FOMA+mova)	5,890	5,860	5,730	5,390	6,360	5,710	5,280
Voice ARPU (FOMA+mova)	3,560	3,450	3,340	2,970	4,160	3,330	2,860
Packet ARPU (FOMA+mova)	2,330	2,410	2,390	2,420	2,200	2,380	2,420
i-mode ARPU (FOMA+mova)*	2,290	2,360	2,350	2,370	2,170	2,340	2,360
ARPU generated purely from i-mode (FOMA+mova)	2,480	2,570	2,560	2,600	2,350	2,550	2,600
Mobile Aggregate ARPU (FOMA)	6,260	6,180	6,000	5,610	6,990	6,010	5,420
Voice ARPU (FOMA)	3,630	3,500	3,370	2,980	4,340	3,360	2,860
Packet ARPU (FOMA)	2,630	2,680	2,630	2,630	2,650	2,650	2,560
i-mode ARPU (FOMA)*	2,590	2,630	2,580	2,580	2,610	2,590	2,490
ARPU generated purely from i-mode (FOMA)	2,730	2,790	2,750	2,760	2,720	2,760	2,700
Mobile Aggregate ARPU (mova)	3,890	3,820	3,730	3,490	4,340	3,750	3,340
Voice ARPU (mova)	3,220	3,120	3,070	2,860	3,590	3,090	2,800
i-mode ARPU (mova)	670	700	660	630	750	660	540
ARPU generated purely from i-mode (mova)	860	910	870	840	930	870	770

	*	Partial listing only.
Notes :	1	We separately compute the following four categories of ARPU for the fixed line business conducted by each of NTT East and NTT West, using the following measures:
		*	Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.
		*	Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.
		*	INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.
		*	FLET’S Hikari ARPU: Calculated based on revenues from FLET’S Hikari (including FLET’S Hikari optional services), which are included in operating revenues from IP Services and Supplementary Business, and revenues from monthly charges, call charges and device connection charges for Hikari Phone, which are included in operating revenues from IP Services.
			–	FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT West.
			–	Commencing in the fiscal year ending Mar. 31, 2009, NTT East has included in its FLET’S Hikari ARPU calculation revenues from NTT East’s “FLET’S VIRUS CLEAR” anti-virus software option, which are part of NTT East’s operating revenues from Supplementary Business.
As a result of this new calculation methodology, NTT East’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2007, Sept. 30, 2007, Dec. 31, 2007 and Mar. 31, 2008 and for the fiscal year ended Mar. 31, 2008 increased, respectively, by 0 yen, 0 yen, 10 yen, 10 yen and 10 yen (representing, respectively, 0.0%, 0.0%, 0.2%, 0.2% and 0.2% of NTT East’s total FLET’S Hikari ARPU for the same periods).
Revenues from NTT East’s “FLET’S VIRUS CLEAR” anti-virus software contributed, respectively, 10 yen, 20 yen, 20 yen, 30 yen and 20 yen to NTT East’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2008, Sept. 30, 2008, Dec. 31, 2008, and Mar. 31, 2009, for the fiscal year ended Mar. 31, 2009 and contributed 40 yen to NTT East’s forecast FLET’S Hikari ARPU for the fiscal year ending Mar. 31, 2010 (representing, respectively, 0.2%, 0.4%, 0.4%, 0.5%, 0.4%, and 0.7% of NTT East’s total FLET’S Hikari ARPU for the same periods).
Similarly, revenues from NTT West’s “Security Function License Plus” anti-virus software option, which are part of NTT West’s operating revenues from Supplementary Business, are included in the calculation of FLET’S Hikari ARPU for NTT West. Revenues from NTT West’s “Security Function License Plus” software contributed less than one yen to NTT West’s FLET’S Hikari ARPU for each of the three-month periods ended Jun. 30, 2007, Sept. 30, 2007, Dec. 31, 2007, Mar. 31, 2008, Jun. 30, 2008, Sept. 30, 2008, Dec. 31, 2008 and Mar. 31, 2009 and for the fiscal years ended Mar. 31, 2008 and Mar. 31, 2009. “Security Function License Plus” anti-virus software contributed less than one yen to NTT West’s forecast FLET’S Hikari ARPU for the fiscal year ending Mar. 31, 2010. NTT West’s Security Function License Plus revenues consist of fees paid by FLET’S Hikari customers for additional licenses to NTT West’s anti-virus software. The initial license is included in the basic service package for the relevant FLET’S Hikari service.
	2	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.
	3	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined using the number of lines for each service.
	4	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.
	5	For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on number of FLET’S Hikari subscribers including B FLET’S and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT West.
	6	We compute ARPU for our mobile business using three aggregate measures.
		*	Mobile Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).
			–	Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as basic monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as basic monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as basic monthly charges and packet transmission charges, attributable to our conventional mova services. We also separately compute i-mode ARPU (FOMA+mova), as a subcomponent of Packet ARPU (FOMA+mova). i-mode ARPU (FOMA+mova) is based on operating revenues from basic monthly charges and packet transmission charges attributable to our i-mode-related FOMA and mova services.
		*	Mobile Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).
			–	Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as basic monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as basic monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services. We also separately compute i-mode ARPU (FOMA), as a subcomponent of Packet ARPU (FOMA). i-mode ARPU (FOMA) is based on operating revenues from basic monthly charges and packet transmission charges attributable to our i-mode-related FOMA services.
		*	Mobile Aggregate ARPU (mova) = Mobile Voice ARPU (mova) + i-mode ARPU (mova).
			–	Our Voice ARPU (mova) is based on operating revenues related to voice services, such as basic monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as basic monthly charges and packet transmission charges, in each case attributable to our conventional mova services.
	7	We show ARPU for our i-mode using two aggregate measures.
		–	i-mode ARPU is based on the number of all subscribers who have active mobile phones, regardless of whether the i-mode service is activated.
		–	ARPU generated purely from i-mode is based on the number of active subscribers to the i-mode service only.
	8	Communications module service subscribers and the revenues therefrom are not included in the calculations of mobile ARPU.
	9	Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.
		–	1Q Results: Sum of number of active subscribers**(as defined below) for each month from Apr. to Jun.
		–	2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.
		–	3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.
		–	4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.
		–	FY Results : Sum of number of active subscribers** for each month from Apr. to Mar.
		–	FY Forecast : the average expected active number of subscribers (number of subscribers at end of previous Mar. + number of expected subscribers at end of the following Mar.)/2×12
	10	Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.
		–	1Q Results: Sum of number of active subscribers**(as defined below) for each month from Apr. to Jun.
		–	2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.
		–	3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.
		–	4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.
		–	FY Results/FY Forecast : Sum of number of active subscribers**/expected number of active subscribers** for each month from Apr. to Mar.
		**	active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

6.	Interest-Bearing Liabilities (Consolidated)

	(Billions of yen)
	As of Mar. 31, 2008	As of Mar. 31, 2009	As of Mar. 31, 2010 (Forecast)
Interest-Bearing Liabilities	4,677.2	4,899.3	4,900.0

7.	Indices (Consolidated)

	Year Ended Mar. 31, 2008	Year Ended Mar. 31, 2009	Year Ending Mar. 31, 2010 (Forecast)
Operating Income	1,304.6 billion yen	1,109.8 billion yen	1,110.0 billion yen
EBITDA Margin	33.8%	32.4%	31.4%
Operating FCF	1,478.1 billion yen	1,224.8 billion yen	1,210.0 billion yen
ROCE	6.4%	5.4%	5.3%

Note : The reconciliation of Indices are as follows.

	Year Ended Mar. 31, 2008	Year Ended Mar. 31, 2009	Year Ending Mar. 31, 2010 (Forecast)
EBITDA Margin [(c/d)X100]	33.8%	32.4%	31.4%
a Operating Income	1,304.6 billion yen	1,109.8 billion yen	1,110.0 billion yen
b Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment	2,302.4 billion yen	2,260.1 billion yen	2,120.0 billion yen
c EBITDA (a+b)	3,607.0 billion yen	3,369.8 billion yen	3,230.0 billion yen
d Operating Revenues	10,680.9 billion yen	10,416.3 billion yen	10,300.0 billion yen
Operating FCF [(c-d)]	1,478.1 billion yen	1,224.8 billion yen	1,210.0 billion yen
a Operating Income	1,304.6 billion yen	1,109.8 billion yen	1,110.0 billion yen
b Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment	2,302.4 billion yen	2,260.1 billion yen	2,120.0 billion yen
c EBITDA (a+b)	3,607.0 billion yen	3,369.8 billion yen	3,230.0 billion yen
d Capital Investment	2,128.9 billion yen	2,145.1 billion yen	2,020.0 billion yen
ROCE [(b/c)X100]	6.4%	5.4%	5.3%
a Operating Income	1,304.6 billion yen	1,109.8 billion yen	1,110.0 billion yen
(Normal Statutory Tax Rate)	41%	41%	41%
b Operating Income X (1 - Normal Statutory Tax Rate)	770.8 billion yen	655.8 billion yen	654.9 billion yen
c Operating Capital Employed	11,989.8 billion yen	12,142.7 billion yen	12,351.7 billion yen

Note :	Figures for consolidated capital investment are the accrual-based amounts required for acquisition of fixed assets and intangibles. The differences from the figures for “Payments for Property, Plant and Equipment” and “Acquisition of Intangible and Other Assets" in the consolidated statements of cash flows are as described in the reconciliation below.

	(Billions of yen)
	Year Ended Mar. 31, 2008	Year Ended Mar. 31, 2009
NTT Consolidated Capital Investment	2,128.9	2,145.1
Payments for Property, Plant and Equipment	1,259.7	1,412.0
Acquisition of Intangible and Other Assets	728.6	617.0
Other Differences	140.5	116.1

Quarterly Financial Results for the Fiscal Year Ended March 31, 2009

	(Billions of yen)
	Year Ended Mar. 31, 2009	Three Months Ended Jun. 30, 2008	Three Months Ended Sept. 30, 2008	Three Months Ended Dec. 31, 2008	Three Months Ended Mar. 31, 2009
NTT Consolidated (US GAAP)
Operating Revenues	10,416.3	2,593.6	2,571.0	2,569.8	2,682.0
Fixed Voice Related Services	2,581.0	663.5	652.2	645.3	620.1
Mobile Voice Related Services	2,283.9	598.9	580.7	570.9	533.4
IP/Packet Communications Services	2,898.0	695.1	721.7	733.5	747.7
Sales of Telecommunications Equipment	709.6	216.4	152.9	169.0	171.2
System Integration	1211.7	256.2	285.2	271.3	398.9
Other	732.1	163.5	178.3	179.8	210.6
Operating Expenses	9,306.6	2,221.5	2,198.0	2,300.4	2,586.7
Cost of Services (exclusive of items shown separately below)	2,436.2	576.0	585.9	598.8	675.5
Cost of Equipment Sold (exclusive of items shown separately below)	936.1	266.5	193.4	237.5	238.7
Cost of Systems Integration (exclusive of items shown separately below)	788.3	159.8	184.3	170.3	273.9
Depreciation and Amortization	2,139.2	503.8	517.0	568.5	549.9
Impairment Loss	4.3	—	0.4	0.7	3.3
Selling, General and Administrative Expenses	2,993.2	715.5	716.9	724.6	836.2
Write-down of goodwill and other intangible assets	9.2	—	—	—	9.2
Operating Income	1,109.8	372.1	373.0	269.4	95.3
Income Before Income Taxes	1,105.2	387.9	383.3	273.7	60.3
Net Income	538.7	175.5	230.8	137.7	(5.4)
Details of “Cost of Services,” “Cost of Equipment Sold,” “Cost of Systems Integration” and “Selling, General and Administrative Expenses”
Personnel	1,971.3	483.1	485.3	492.4	510.4
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	4,778.8	1,147.0	1,104.0	1,136.6	1,391.3
Loss on Disposal of Property, Plant and Equipment	178.3	30.0	35.4	47.0	65.9
Other Expenses	225.4	57.6	55.9	55.2	56.7
Total	7,153.8	1,717.8	1,680.6	1,731.2	2,024.3

NTT (Holding) (JPN GAAP)
Operating Revenues	363.7	167.0	41.0	112.6	43.0
Operating Expenses	170.4	36.2	43.4	38.3	52.4
Operating Income	193.3	130.8	(2.3)	74.2	(9.3)
Non-Operating Revenues	49.9	12.6	13.0	11.8	12.3
Non-Operating Expenses	46.8	11.8	11.0	12.3	11.5
Recurring Profit	196.4	131.6	(0.4)	73.7	(8.5)
Net Income	195.9	130.1	(0.2)	73.0	(6.8)

Note :	Results for the three months ended Mar. 31, 2009 =

  Results for the year ended Mar. 31, 2009

- Results for the three months ended Jun. 30, 2008

- Results for the three months ended Sept. 30, 2008

- Results for the three months ended Dec. 31, 2008

Quarterly Financial Results for the Fiscal Year Ended March 31, 2009

	(Billions of yen)
	Year Ended Mar. 31, 2009	Three Months Ended Jun. 30, 2008	Three Months Ended Sept. 30, 2008	Three Months Ended Dec. 31, 2008	Three Months Ended Mar. 31, 2009
NTT East (JPN GAAP)
Operating Revenues	1,952.9	476.7	489.1	485.5	501.4
Voice Transmission Services (excluding IP)	911.2	237.6	231.0	225.9	216.5
IP Services	563.9	132.1	138.9	143.9	148.8
Leased Circuit (excluding IP)	169.3	43.3	43.4	41.7	40.8
Telegraph	22.2	6.3	4.6	5.6	5.5
Other	159.0	32.5	41.3	40.1	44.8
Supplementary Business	127.2	24.7	29.6	28.0	44.7
Operating Expenses	1,916.2	470.0	475.3	468.0	502.8
Personnel	116.0	29.0	28.6	28.9	29.3
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,268.5	310.0	316.5	304.7	337.2
Depreciation and Amortization	416.5	105.0	103.7	105.8	101.8
Loss on Disposal of Property, Plant and Equipment	39.8	6.5	8.0	10.1	15.0
Taxes and Public Dues	75.3	19.3	18.3	18.4	19.2
Operating Income	36.6	6.7	13.8	17.4	(1.3)
Non-Operating Revenues	69.2	14.7	27.2	14.6	12.6
Non-Operating Expenses	40.5	8.7	9.4	10.1	12.1
Recurring Profit	65.3	12.6	31.6	21.9	(0.8)
Net Income	77.5	9.6	34.4	28.8	4.6

NTT West (JPN GAAP)
Operating Revenues	1,824.3	452.8	455.2	450.7	465.4
Voice Transmission Services (excluding IP)	896.4	233.4	227.5	222.1	213.2
IP Services	460.4	108.7	113.2	117.4	120.9
Leased Circuit (excluding IP)	149.1	38.0	37.2	37.4	36.3
Telegraph	25.7	6.8	5.5	6.8	6.5
Other	138.2	32.1	34.8	34.4	36.8
Supplementary Business	154.3	33.6	36.8	32.4	51.3
Operating Expenses	1,816.5	452.5	448.9	445.0	469.9
Personnel	115.6	28.9	28.3	28.5	29.8
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,183.7	293.2	294.0	285.9	310.3
Depreciation and Amortization	405.0	104.3	100.6	103.5	96.5
Loss on Disposal of Property, Plant and Equipment	42.9	7.9	8.8	9.8	16.3
Taxes and Public Dues	69.2	18.0	17.0	17.1	16.9
Operating Income	7.7	0.2	6.3	5.6	(4.5)
Non-Operating Revenues	52.1	15.1	12.6	12.1	12.2
Non-Operating Expenses	40.3	10.6	9.4	9.6	10.6
Recurring Profit	19.5	4.7	9.4	8.1	(2.8)
Net Income	15.4	4.2	6.5	5.6	(1.0)

Notes:	1	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the three months ended Mar 31, 2009 include monthly charges, call charges and interconnection charges of 149.7 billion yen, 22.8 billion yen and 26.7 billion yen for NTT East, and 146.1 billion yen, 20.6 billion yen and 29.7 billion yen for NTT West, respectively.
	2	Operating Revenues from IP services of NTT East and NTT West for the three months ended Mar 31, 2009 include FLET’S Hikari and Optical IP telephone (Hikari Phone) (including monthly charges, call charges and connection device charges) of 80.1 billion yen and 22.6 billion yen for NTT East, and 62.1 billion yen and 18.3 billion yen for NTT West, respectively.
		–	FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT West.
	3	Results for the three months ended Mar. 31, 2009 =
Results for the year ended Mar. 31, 2009
		–	Results for the three months ended Jun. 30, 2008
		–	Results for the three months ended Sept. 30, 2008
		–	Results for the three months ended Dec. 31, 2008

Quarterly Financial Results for the Fiscal Year Ended March 31, 2009

	(Billions of yen)
	Year Ended Mar. 31, 2009	Three Months Ended Jun. 30, 2008	Three Months Ended Sept. 30, 2008	Three Months Ended Dec. 31, 2008	Three Months Ended Mar. 31, 2009
NTT Communications (JPN GAAP)
Operating Revenues	1,127.1	273.8	282.8	280.3	290.1
Voice Transmission Services (excluding IP)	413.8	106.4	106.1	104.4	96.8
IP Services	354.0	85.2	87.0	90.7	91.0
Data Transmission Services (excluding IP)	133.2	33.9	34.1	33.4	31.6
Leased Circuit*	95.9	24.1	24.6	24.2	23.0
Solutions Business	197.0	41.4	48.4	45.4	61.6
Other	28.9	6.7	7.0	6.1	9.0
Operating Expenses	1,026.3	246.4	255.8	253.1	270.8
Personnel	93.9	23.7	23.1	23.4	23.5
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	510.0	116.6	126.4	121.4	145.4
Communication Network Charges	280.0	71.3	71.6	71.6	65.4
Depreciation and Amortization	121.1	30.6	30.2	30.7	29.4
Loss on Disposal of Property, Plant and Equipment	9.5	1.0	1.3	2.8	4.1
Taxes and Public Dues	11.6	3.0	3.0	2.9	2.7
Operating Income	100.8	27.4	26.9	27.1	19.3
Non-Operating Revenues	32.3	15.3	7.2	5.5	4.2
Non-Operating Expenses	19.6	6.4	4.8	4.0	4.4
Recurring Profit	113.5	36.3	29.4	28.6	19.1
Net Income	89.0	28.0	27.9	17.6	15.4

NTT DATA Consolidated (JPN GAAP)
Operating Revenues	1,139.0	244.9	268.4	261.3	364.3
Systems Integration	889.0	183.0	205.7	200.7	299.5
Network System Services	78.2	18.9	19.1	19.3	20.8
Others	266.2	62.7	66.2	63.1	74.1
Elimination or Corporate	(94.4)	(19.7)	(22.6)	(21.9)	(30.1)
Cost of Sales	861.9	182.7	204.4	194.7	279.8
Gross Profit	277.1	62.1	64.0	66.5	84.4
Selling and General Expense	178.6	40.9	40.4	42.8	54.2
Operating Income	98.5	21.1	23.5	23.6	30.1
Non-Operating Income (loss)	(2.9)	(0.3)	(1.0)	0.3	(1.9)
Recurring Profit	95.5	20.8	22.4	23.9	28.2
Net Income	48.3	11.9	10.8	13.3	12.2

NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	4,448.0	1,170.2	1,097.5	1,111.0	1,069.2
Wireless Services	3,841.1	977.5	971.1	962.6	930.0
Mobile Services	3,661.3	936.4	935.5	919.1	870.3
Voice	2,149.6	570.3	555.1	539.6	484.6
Packet Communications	1,511.7	366.1	380.4	379.5	385.7
PHS Services Revenue	—	—	—	—	—
Other Revenues	179.8	41.1	35.6	43.4	59.7
Equipment Sales	606.9	192.8	126.5	148.4	139.3
Operating Expenses	3,617.0	873.8	817.1	941.1	985.0
Personnel	254.1	63.2	63.4	63.8	63.6
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	2,133.6	544.0	467.3	534.1	588.2
Depreciation and Amortization	804.2	168.5	179.9	233.9	221.9
Loss on Disposal of Property, Plant and Equipment	69.7	6.0	12.7	16.7	34.3
Communication Network Charges	316.7	82.3	83.5	83.3	67.6
Taxes and Public Dues	38.7	9.7	10.3	9.2	9.5
Operating Income	831.0	296.5	280.5	169.8	84.2
Non-Operating Income (loss)	(50.5)	(8.1)	(8.7)	(20.6)	(13.1)
Income Before Tax	780.5	288.4	271.7	149.2	71.1
Net Income	471.9	173.5	173.1	91.0	34.2

Notes:	1	Operating Revenues from Voice Transmission Services (excluding IP) of NTT Communications for the three months ended Mar 31, 2009 include revenues from telephone subscriber lines (51.6 billion yen). Operating Revenues from IP Services include revenues from OCN (40.2 billion yen), IP-VPN (20.2 billion yen) and e-VLAN (14.5 billion yen). Operating Revenue from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (1.6 billion yen) and Operating Revenues from Leased Circuit include conventional leased circuits (1.2 billion yen) and high-speed digital (10.6 billion yen).
	2	PHS (personal handy-phone) service was terminated on Jan. 7, 2008.
	3	Results for the three months ended Mar. 31, 2009 =
Results for the year ended Mar. 31, 2009
		–	Results for the three months ended Jun. 30, 2008
		–	Results for the three months ended Sept. 30, 2008
		–	Results for the three months ended Dec. 31, 2008

		*	Partial listing only.